UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 10CHARGE, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   880237 10 2
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                                 (CUSIP Number)
                                 10Charge, Inc.
                  Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (ss.)(ss.)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. ..................................

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

........Jozsef Marinka Toth......................................................

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) .........................................................................
   (b) .........................................................................

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3. SEC Use Only.................................................................

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4. Source of Funds (See Instructions) (See item 3)......OO......................

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) ........................................................................

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6. Citizenship or Place of Organization

Hungarian.......................................................................

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Number of         7. Sole Voting Power .......................... 25,666,667 (1)
Shares          ----------------------------------------------------------------
Beneficially
Owned by          8. Shared Voting Power ......................... 4,450,000 (1)
Each            ----------------------------------------------------------------
Reporting
Person            9. Sole Dispositive Power...................... 25,666,667 (1)
With            ----------------------------------------------------------------

                 10. Shared Dispositive Power .................... 4,450,000 (1)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person. 30,166,667 (1)
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


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) .............................................................

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13. Percent of Class Represented by Amount in Row (11) .................. 30.12%

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14. Type of Reporting Person (See Instructions)

    ....................................IN......................................
    ............................................................................
    ............................................................................
    ............................................................................
    ............................................................................

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(1) Jozsef Marinka Toth beneficially owns an aggregate of 25,666,667 shares of
Common Stock. Katalin Szabo Marinka-Tothne beneficially owns an aggregate of 2,450,000 shares of Common Stock. Katalin Marinka-Toth and Anita Marinka-Toth beneficially own an aggregate of 2,000,000 shares of Common Stock. Jozsef Marinka Toth, by virtue of being the husband of Katalin Szabo Marinka-Tothne and the father of Katalin Marinka-Toth and Melinda Marinka-Toth, may be deemed to be the beneficial owner of the 4,450,000 shares owned by Katalin Szabo Marinka-Tothne, Katalin Marinka-Toth and Melinda Marinka-Toth. Mr. Marinka Toth disclaims beneficial ownership of the shares owned by Katalin Szabo Marinka-Tothne, Katalin Marinka-Toth and Melinda Marinka-Toth.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         Effective as of March 31, 2004, Mr. Marinka Toth gifted an aggregate of 4,500,000 shares of Common Stock to 14 individuals in private transactions.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) and (b) is hereby amended as follows:

(a) Reporting person beneficially owns an aggregate of 30,116,667 shares of Common Stock, (including the 4,450,000 shares owned by his spouse and daughters, to which the undersigned disclaims beneficial ownership) representing 30.12 % of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Report on Form 8-K for the period ended December 24, 2003 and the shares of Common Stock issued as a result of the acquisition described in Mr. Marinka Toth's 13D filed on December 24, 2003.)

(b) As to the 30,116,667 shares indicated above, reporting person has sole power to vote and dispose or direct the disposition of 25,666,667 and may be deemed to have shared power to vote and dispose or direct the disposition of the 4,450,000 shares owned by his spouse and daughters.



SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:   March 31, 2004
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                                                     /s/
                                                    ----------------------------
                                                          Jozsef Marinka Toth